Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of CureVac N.V. (the "Company") to be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) on June 19, 2023 at 14:00 p.m. Central European Summer Time (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2022 (discussion item)

3.	Adoption of the annual accounts over the financial year 2022 (voting item)

4.	Explanation of the dividend and reservation policy (discussion item)

5.	Release of managing directors from liability for the exercise of their duties during the financial year 2022 (voting item)

6.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2022 (voting item)

7.	Appointment of Michael Brosnan as member of the Supervisory Board (voting item)

8.	Appointment of the external auditor for the financial year 2024 (voting item)

9.	Closing

No business shall be voted on at the AGM, except such items as included in the abovementioned agenda.

The agenda with the explanatory notes thereto, the annual report and annual accounts for the financial year 2022, and the other meeting information are available as of the date hereof for inspection and can be obtained free of charge at the office address of the Company and from the Company's website (http://www.curevac.com).

The registration date for the AGM is May 22, 2023 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register and/or in the register maintained by the Company's U.S. transfer agent (the "Persons with Meeting Rights") may attend and, if relevant, vote at the AGM and exercise their voting rights on the voting items as included in the abovementioned agenda.

Those who beneficially own shares in the Company's capital in an account at a bank, broker, financial institution or other financial intermediary (the "Beneficial Owners") on the Registration Date, must request a proxy from their bank, broker, financial institution or other financial intermediary authorizing the relevant Beneficial Owner to attend and, if relevant, exercise voting rights at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, either in person or by proxy, must notify the Company of their identity and intention to attend the AGM by sending notice to that effect to the Company by e-mail (addressed to agm2023@curevac.com). This notice must be received by the Company no later than Friday, June 16, 2023 at 23:59 p.m. (CEST) (the "Cut-off Time"). Persons with Meeting Rights and Beneficial Owners who have not complied with this requirement may be refused entry to the AGM. Beneficial Owners must enclose with their attendance notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital as of the Registration Date, such as a recent account statement, and (ii) their signed proxy from the relevant bank, broker, financial institution or other financial intermediary.

Persons with Meeting Rights and Beneficial Owners who have duly registered for the AGM and who wish to have themselves represented at the AGM by a proxyholder, may do so through the use of a written or electronically recorded proxy. They must submit their signed proxy to the Company no later than the Cut-off Time. A proxy form can be downloaded from the Company's website (http://www.curevac.com). Persons with Meeting Rights and Beneficial Owners who have duly registered for the AGM may also submit questions in advance of the AGM by sending an e-mail to the Company prior to the Cut-off Time (addressed to agm2023@curevac.com), in which case the Company shall endeavor to respond to those questions at the AGM to the extent possible and allowed.

Persons with Meeting Rights, Beneficial Owners and their respective proxyholders who have not complied with these requirements may be refused entry to the AGM. In addition, only those Persons with Meeting Rights and Beneficial Owners who have properly registered for the AGM are granted the possibility by the Company to follow the AGM via webcast. In order to receive the link to stream the webcast, you will need to indicate to the Company by e-mail (addressed to agm2023@curevac.com) prior to the Cut-off Time, that you would like to follow the AGM via webcast. It will not be possible to vote or raise any questions during the live webcast.

EXPLANATORY NOTES TO THE AGENDA

These are the explanatory notes to the agenda for the annual general meeting of shareholders of CureVac N.V. (the "Company") to be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) on June 19, 2023 at 14:00 p.m. Central European Summer Time (the "AGM").

2.	Discussion of the annual report over the financial year 2022 (discussion item)

The Company's annual report over the financial year 2022 has been made available on the Company's website (www.curevac.com) and at the Company's office address.

3.	Adoption of the annual accounts over the financial year 2022 (voting item)

The Company's annual accounts over the financial year 2022 have been made available on the Company's website (www.curevac.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Explanation of the dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its ordinary shares, and the Company does not anticipate paying any cash dividends on its ordinary shares in the foreseeable future. The Company's current dividend and reservation policy is to retain all available funds and any future earnings to fund the development and expansion of the Company's business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by its articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's management board with the approval of the Company's supervisory board and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the management board and supervisory board deem relevant.

5.	Release of managing directors from liability for the exercise of their duties during the financial year 2022 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2022. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2022 or in other public disclosures.

6.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2022 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2022. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2022 or in other public disclosures.

7.	Appointment of Michael Brosnan as member of the Supervisory Board (voting item)

The Company's supervisory board has made a binding nomination to appoint Michael Brosnan as supervisory director of the Company's supervisory board for a period of three (3) years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2026.

Michael Brosnan (age 67) is a highly regarded international financial expert. He gained solid experience in executive and non-executive financial board roles and as an auditor. Currently, he is serving as chairman of the audit committee and member of the supervisory board at MorphoSys AG, a biotechnology company. He also is a supervisory board and audit committee member of the most recently publicly listed Daimler Truck AG. Until his retirement in 2019, he was the CFO of Fresenius Medical Care ("FMC"), headquartered in Germany, a worldwide leader in dialysis products and services. FMC is dual listed in New York and Frankfurt. Prior to taking over management roles in financial departments, he was an audit partner at KPMG. Mr. Brosnan holds a degree in business administration and accounting from Northeastern University, Boston.

Mr. Brosnan has been nominated for his experience, background and skills in international technical finance, IPO, and audit along with his strong interpersonal and social skills. The Company's supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

Mr. Brosnan does not hold any shares in the Company's capital.

Contingent upon his appointment as supervisory director of the Company, Mr. Brosnan will receive compensation for his services as a supervisory director consistent with the compensation package approved by the Company's general meeting held on June 24, 2021.

This proposal is contingent upon the resignation of Hans Christoph Tanner as a member of the Company's supervisory board, which is expected to take effect at or prior to the beginning of the AGM.

8.	Appointment of the external auditor for the financial year 2024 (voting item)

It is proposed that KPMG N.V. will be appointed and instructed to audit the Company's statutory annual report and annual accounts for the financial year 2024.